UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK
PURCHASE, SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

☒        Annual Report Pursuant To Section 15(d) of The Securities Exchange Act of 1934 For the fiscal year ended December 31, 2007

OR

☐        Transition Report Pursuant To Section 15(d) of The Securities Exchange Act of 1934

For the transition period from                            to

Commission File Number 001-07935

A.            Full title of the plan and address of the plan, if different from that of the issuer named below:

INTERNATIONAL RECTIFIER CORPORATION

RETIREMENT SAVINGS PLAN

B.            Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

INTERNATIONAL RECTIFIER CORPORATION

233 KANSAS STREET

EL SEGUNDO, CALIFORNIA 90245

REQUIRED INFORMATION

The International Rectifier Corporation Retirement Savings Plan (the “Plan”) is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”).  Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements and schedules of the Plan for the fiscal year ended December 31, 2007, which have been prepared in accordance with the financial reporting requirements of ERISA, are filed herewith and incorporated herein by this reference.

SIGNATURES

The Plan, pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

INTERNATIONAL RECTIFIER CORPORATION RETIREMENT SAVINGS PLAN

	By:	INTERNATIONAL RECTIFIER CORPORATION,
plan administrator

June 30, 2008		/s/ PETER KNEPPER
Peter Knepper
Chief Financial Officer (acting)

International Rectifier Corporation

Retirement Savings Plan

Note:  All other schedules have been omitted since the information is either disclosed elsewhere in the financial statements or not required by 29 CFR 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the

International Rectifier Corporation Retirement Savings Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the International Rectifier Corporation Retirement Savings Plan (the “Plan”) at December 31, 2007 and 2006, and the changes in net assets available for benefits for the year ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental Schedule of Assets (Held at End of Year) at December 31, 2007 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PRICEWATERHOUSECOOPERS, LLP

Los Angeles, California
June 30, 2008

International Rectifier Corporation

Retirement Savings Plan

Statements of Net Assets Available for Benefits

December 31, 2007 and 2006

	2007	2006

Assets
Investments, at fair value	$170,503,843	$163,983,178

Net assets available for benefits, at fair value	170,503,843	163,983,178

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	112,654	105,109

Net assets available for benefits	$170,616,497	$164,088,287

The accompanying notes are an integral part of these financial statements.

International Rectifier Corporation

Retirement Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2007

Additions to net assets attributed to
Investment income
Interest and dividend income	$7,871,227
Interest on participant loans	305,588
Net appreciation in the fair value of investments	2,068,271

10,245,086

Contributions
Employee	13,629,231
Employer	3,731,373

17,360,604

Total additions	27,605,690

Deductions from net assets attributed to
Benefits paid to participants	(21,056,470)
Administrative fees	(21,010)

Total deductions	(21,077,480)

Net increase in net assets	6,528,210

Net assets available for benefits
Beginning of year	164,088,287

End of year	$170,616,497

The accompanying notes are an integral part of these financial statements.

International Rectifier Corporation

Retirement Savings Plan

Notes to Financial Statements

December 31, 2007 and 2006

1.             Description of the Plan

The following description of the International Rectifier Corporation Retirement Savings Plan (the “Plan”) provides only general information.  Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

International Rectifier Corporation (the “Company” or “Plan Sponsor”) established the Plan on April 1, 1988.  The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

Eligibility

Effective June 1, 2002, an employee is eligible to participate in the Plan on the later of (i) the date on which the eligible employee’s employment commences, or (ii) the date on which he or she has attained age 18.

Contributions

The Plan allows participants to make up to 40% of their compensation in pre-tax contributions, including catch-up contributions for participants over age 50, subject to the Internal Revenue Code (the “Code”) limits, and up to 40% of their compensation in after-tax contributions, not to exceed $11,000.  Participants can also contribute amounts representing distributions from other qualified defined benefit or contribution plans.

The Company’s matching contribution is 150% of the first $200 of the participant’s contribution, plus 50% of the next $5,400, with the aggregate matching contribution made by the Company, not to exceed $3,000 per participant in a Plan year.  In addition to the Company’s matching contribution, the Company may make discretionary contributions.  During the Plan year ending December 31, 2007, no such discretionary contributions were made.

Vesting

Participants are immediately vested in their contributions and the Company’s matching and discretionary contributions plus actual earnings thereon.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of the Company’s contribution and Plan earnings.  Allocations are based on participant contributions or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investment Programs

The trustee for the Plan is Fidelity Management Trust Company (the “Trustee”).  All accounts are held in trust funds, Company unitized stock fund, or a self-directed brokerage account, which primarily consist of cash and cash equivalents, common stock and mutual funds.  All accounts are invested in accordance with the terms of the Plan and investment options elected by Plan participants.

International Rectifier Corporation

Retirement Savings Plan

Notes to Financial Statements

December 31, 2007 and 2006

1.             Description of the Plan (Continued)

Investment Programs (Continued)

The self-directed brokerage account was offered to Plan participants beginning in 2000 and enables Plan participants to purchase or sell individual securities within their accounts.  The Plan document defines the eligible securities the participants can invest in within the self-directed brokerage account.  The purchase and sale of Company stock is not permitted as an investment option for participants who use the brokerage link account. The custodian of the Plan is Fidelity Brokerage Service, Inc. (“Fidelity Brokerage”).  Fidelity Brokerage executes the investment transactions, collects interest and dividend income and retains custody of the investment securities within the guidelines of ERISA.

Effective at the close of business April 27, 2007, the Plan Sponsor directed the Trustee to close the International Rectifier Unitized Stock Fund to new participant contributions, loan repayments and exchanges in, and to redirect all participant contributions to a Fidelity Freedom Fund.

With the exception of the International Rectifier Unitized Stock fund, participants may allocate their contributions and account balances to any or all of the investment fund options and the self-directed brokerage account.  Participants may transfer their account balances, or a portion thereof, from one fund to another or from a fund to the self-directed brokerage account.  However, all assets transferred from the self-directed brokerage account are first credited to a default fund designated by the Plan.  The participants may then transfer their account balances to other funds.  Participants may not make direct transfers from the Managed Income Portfolio into the self-directed brokerage account.

Profit Sharing

From fiscal year 2006, the Company implemented a process by which the company might make profit sharing contributions (“PSC”) designed to ensure that all eligible employees continue to be rewarded for their contributions and share in the success of the Company.  This PSC modifies the provisions of Section 3.4 of the Plan regarding Discretionary Employer Contributions.

Each fiscal year, the Compensation Committee of the Board of Directors will determine the amount of the overall Discretionary Employer Contribution, if any, in its sole discretion.  For U.S. employees, the payout is made directly to the Plan on a salary based allocation to each eligible employee.  During the 2007 plan year, there were no PSC payouts made to the Plan.

Participant Loans

The Plan allows participants to borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of 50% of their vested account balance or $50,000 less the highest outstanding loan balance from the Plan during the prior twelve months.  Loan terms range from one to five years or up to ten years for the purchase of a primary residence.  The loans are collateralized by the balance in the participant’s account and bear interest at a rate commensurate with comparable prevailing rates as determined periodically.  Principal and interest are paid ratably through bi-weekly payroll deductions.

International Rectifier Corporation

Retirement Savings Plan

Notes to Financial Statements

December 31, 2007 and 2006

1.             Description of the Plan (Continued)

Benefit Payments

A participant who is currently in service may withdraw all or a portion of his or her vested accounts after attainment of age 59 1/2.  A participant is limited to two withdrawals under this option during any twelve-month period.  Upon termination of service, a participant will receive a lump-sum amount equal to the value of the participant’s account, as defined by the Plan, unless the participant chooses to leave the account balance in the Plan.  A former employee participant may leave his or her account balance in the Plan if the balance exceeds $5,000 and the participant has not yet attained normal retirement age, while a currently employed participant may leave his or her account balance in the Plan as long as they remain a currently employed participant.  Benefits are recorded when paid.

Effective March 28, 2005, if the Participant’s distributable benefit is greater than $1,000 but equal to or less than $5,000, if the Participant does not affirmatively elect to have such benefit either (1) paid directly to an eligible retirement plan specified by the Participant in a direct rollover, or (2) paid to the Participant directly, then the Plan shall pay the distribution in a direct rollover to an individual retirement plan designated by the Plan.

2.             Summary of Accounting Policies

Basis of Accounting

The accompanying financial statements of the Plan are prepared using the accrual method of accounting and in accordance with the accounting principles generally accepted in the United States of America.

As described in Financial Accounting Standards Board Staff Position (FSP) AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan.  The plan invests in investment contracts through a collective trust.  As required by the FSP, the statement of net assets available for benefits presents the fair value of the investment in the collective trust as well as the adjustment of the investment in the collective trust from fair value to contract value relating to the investment contracts.  The statement of changes in net assets available for benefits is prepared on a contract value basis.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts in the statement of changes in net assets available for benefits during the reporting period.  Actual results could differ from those estimates.

International Rectifier Corporation

Retirement Savings Plan

Notes to Financial Statements

December 31, 2007 and 2006

2.             Summary of Accounting Policies (Continued)

Risks and Uncertainties

The Plan provides for various investment options in mutual funds, common stock and other securities.  Investment securities are exposed to various risks, such as interest rate, market and credit.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

Market values of investments may decline for a number of reasons, including changes in prevailing market and interest rates, increases in defaults and credit rating downgrades.

Investments

The Plan’s investments are stated at fair value.  The Plan’s investments in shares of common stock are valued at the last quoted sales price on the last business day of the year.  Shares in registered investment companies are valued at the net asset value of shares held by the Plan at year end.

The Plan’s interest in the Fidelity Managed Income Portfolio, a commingled trust fund is valued based on information reported by the investment advisor using the financial statements of the commingled trust at year end.

Participant loans are valued at their outstanding balances, which approximate fair value.

Purchases and sales of securities are reflected on a trade date basis.  The basis for all securities sold is determined by average cost.  Dividend income is recorded on the ex-dividend date and interest income is recorded on the accrual basis.  The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in fair value of its investments, which consists of the realized gains or losses and unrealized appreciation or depreciation on those investments.

3.             Investments

The following are investments that represent 5% or more of the Plan’s net assets at December 31:

	2007	2006

International Rectifier Unitized Stock Fund	$12,275,689	$21,027,233
Fidelity Growth Company Fund	26,325,703	22,543,986
Fidelity Value Fund	21,980,542	22,485,225
Fidelity Retirement Government Money Market Portfolio	18,249,506	15,755,529
Fidelity Diversified International Fund	16,846,729	13,045,312
Fidelity Managed Income Portfolio	10,478,818	10,629,739
Fidelity Low-Priced Stock Fund	10,313,076	11,694,046
Fidelity Intermediate Bond Fund	9,518,230	9,758,621

International Rectifier Corporation

Retirement Savings Plan

Notes to Financial Statements

December 31, 2007 and 2006

3.             Investments (Continued)

For the year ended December 31, 2007, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $2,068,271 as follows:

Mutual funds	$3,832,893
Company common stock	(1,627,617)
Self-directed brokerage account – Common stock and other	(137,005)

$2,068,271

4.             Related-Party Transactions

Certain of the Plan’s investments are shares of mutual funds managed by the trustee of the Plan.  In addition, Fidelity Brokerage, the custodian of the Plan, executes the investment transactions within the self-directed brokerage account.  Therefore, these transactions qualify as party-in-interest transactions for which a statutory exemption exists.  Fees paid by the Plan for investment management services were nominal for the year ended December 31, 2007.

The Company also qualifies as a party-in-interest and absorbs certain administrative expenses of the Plan.  The Company paid $43,745 of administrative expenses on behalf of the Plan for the year ended December 31, 2007.  Such transactions with the Company qualify for a statutory exemption.  Participant loans are considered party-in-interest transactions, and thus qualify for statutory exemption.

The Plan also offers the International Rectifier Unitized Stock Fund investment option. The International Rectifier Unitized Stock Fund is designed primarily for investment in common stock of the Company.  Transactions in this investment qualify as exempt party-in-interest transactions.

During the year ended December 31, 2007, the cost of purchasing International Rectifier common stock was $2,621,643 and sales proceeds were $9,748,832.

5.             Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  Upon a partial or complete termination of the Plan, the account balances of the participants are non-forfeitable and will be determined as of the termination date.

International Rectifier Corporation

Retirement Savings Plan

Notes to Financial Statements

December 31, 2007 and 2006

6.             Tax Status of the Plan

The Plan has obtained a favorable tax determination letter from the Internal Revenue Service dated April 30, 2002.  The Plan has been amended since receiving the determination letter.  However, the Plan administrator believes that the Plan is designed and is currently in compliance with the applicable requirements of the code. The plan currently has a new determination letter application pending with the Internal Revenue Service.  Therefore, the Company believes that the Plan qualified as tax-exempt for the year ended December 31, 2007.

7.             New Accounting Pronouncements

In July 2006, the Financial Accounting Standards Board issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes”, an Interpretation of SFAS No. 109 (“FIN 48”), which clarifies the accounting for uncertainty in income taxes recognized in the financial statements in accordance with SFAS No. 109, “Accounting for Income Taxes”.  FIN 48 requires recording uncertain tax positions that exist in the Plan’s financial statements.  FIN 48 was effective for the Plan as of January 1, 2007.  Plan management has determined there are no uncertain tax positions and believes there is no FIN 48 impact requiring adjustment or disclosure in the Plan’s financial statements.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS No. 157”).  This Statement defines fair value, establishes a framework for measuring fair value and expands disclosures regarding fair value measurements.  SFAS No. 157 will be effective for the Plan’s 2008 plan year.  The Plan Sponsor is assessing the potential effect of SFAS No. 157 on the Plan’s financial statements and does not expect it’s impact to be material.

8.             Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of investment income per the financial statements to the Form 5500:

Total Net Increase in Assets per Financial Statements	$6,528,210

Less: Adjustment from fair value for fully benefit responsive investment contracts at December 31, 2007	(112,654)

Plus: Adjustment from fair value for fully benefit responsive Investment contracts at December 31, 2006	105,109

Total Net Income per Form 5500	$6,520,665

Supplemental Schedule

International Rectifier Corporation

Retirement Savings Plan

EIN 95-1528961  PN 003

Schedule H, line 4i- Schedule of Assets (Held at End of Year)

December 31, 2007

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(e) Current Value

*	Fidelity Growth Company Fund	Shares in Registered Investment Company	$26,325,703
*	Fidelity Value Fund	Shares in Registered Investment Company	21,980,542
*	Fidelity Retirement Government Money Market Portfolio	Shares in Registered Investment Company	18,249,506
*	Fidelity Diversified International Fund	Shares in Registered Investment Company	16,846,729
*	International Rectifier Unitized Stock Fund	Company Stock	12,275,689
*	Fidelity Managed Income Portfolio	Shares in Commingled Trust Fund	10,366,164
*	Fidelity Low-Priced Stock Fund	Shares in Registered Investment Company	10,313,076
*	Fidelity Intermediate Bond Fund	Shares in Registered Investment Company	9,518,230
*	Spartan U.S. Equity Index Fund	Shares in Registered Investment Company	7,394,111
*	Fidelity Equity Income	Shares in Registered Investment Company	5,547,023
*	T. Rowe Price Blue Chip Fund	Shares in Registered Investment Company	5,016,408
*	Fidelity Freedom 2020	Shares in Registered Investment Company	4,033,296
*	Fidelity Freedom 2030	Shares in Registered Investment Company	3,181,993
*	Fidelity Freedom 2010	Shares in Registered Investment Company	2,739,175
*	Fidelity Fund	Shares in Registered Investment Company	2,737,997
*	Fidelity Small Cap Stock Fund	Shares in Registered Investment Company	2,140,693
*	Fidelity Freedom 2040	Shares in Registered Investment Company	1,624,206
*	Fidelity Freedom Income	Shares in Registered Investment Company	463,563
*	Fidelity Freedom 2000	Shares in Registered Investment Company	459,045
	Brokeragelink	Self-Directed Brokerage Account	5,198,261
*	Participant loans	Interest rates range from 6.50% to 9.25% and maturing between January 2007 and September 2017.	4,092,433

			$170,503,843

*              A party-in-interest for which a statutory exemption exists.

International Rectifier Corporation

Retirement Savings Plan

Exhibit Index

Exhibit	Description

23.1	Consent of PricewaterhouseCoopers LLP